Exhibit 99.1

Claude Resources Inc. 2012 Production Guidance Remains On Track with Strong Third Quarter Results

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, Oct. 2, 2012 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE MKT: CGR) ("Claude" and or the "Company") has announced preliminary production results from its 100 percent owned and operated Seabee Gold Operation. During the third quarter the Seabee Gold Operation produced approximately 15,100 ounces of gold representing a 24 percent increase over the second quarter 2012 production of 12,166 ounces of gold. During the quarter, the Company milled 66,173 tonnes at a grade of 7.27 grams per tonne.

Neil McMillan, President and Chief Executive Officer, stated, "We are pleased with third quarter production and excited about our opportunity to continue to increase production in the coming years. Our operating staff deserves a great deal of credit for these results and gives us confidence in our ability to meet our targets going forward."

During the fourth quarter of 2012, the Company expects to complete the Seabee shaft extension. The shaft will be shut down for approximately 4-5 weeks. The Company expects to continue milling during this period and consequently expects to meet its production guidance of 48,000 to 50,000 ounces for the full year. The shaft project will extend the shaft to 980 metres from its current depth of 600 metres. This extension is expected to improve operating efficiencies and significantly lower operating costs on the Seabee ore body.

The Company plans to release the operating and financial results of the third quarter on November 14, 2012 prior to market open. Following the press release the Company also plans to host a conference call and webcast. Further details will be available closer to the anticipated release date.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX: CRJ) and the NYSE MKT (NYSE MKT: CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 1,000,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent interest in the Amisk Gold Property in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The Company's resource estimates are prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In documents containing resource estimates, we use the terms "measured," "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 08:30e 02-OCT-12